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                                                                    Exhibit 99.2
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 Time Sensitive                                                  [CITIBANK LOGO]
   Materials
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                            Depositary's Notice of
                           Shareholders' Meeting of
                            Satyam Infoway Limited

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ADSs:                   American Depositary Shares evidenced by American
                        Depositary Receipts ("ADRs").
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ADS CUSIP No.:          804099109
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ADS Record Date:        April 19, 2000
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Meeting Specifics:      Annual General Meeting--May 22, 2000 at 11:00 A.M.
                        (local time) located on the 11th Floor, Mayfair Centre, S.P. Road, Secunderabad 500-003, India
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Meeting Agenda:         Please refer to the Company's Notice of Meeting enclosed
                        herewith.
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ADS Voting              On or before 10:00 A.M. (New York City time) on May 16,
Instructions Deadline:  2000.
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Deposited Securities:   Equity shares, par value Rs. 10 per share, of Satyam
                        Infoway Limited, a limited liability company organized under the laws of the Republic of India (the "Company")
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ADS Ratio:              1 equity share to 4 ADSs.
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Depositary:             Citibank, N.A.
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Custodian(s) of         Citibank, N.A.--Mumbai Branch
Deposited Securities:
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Deposit Agreement:      Deposit Agreement, dated as of October 18, 1999, as
                        amended by Amendment No. 1 to the Deposit Agreement, dated as of January 6, 2000, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs, evidenced by ADRs, issued thereunder.
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To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on May 16, 2000.

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     The Company has announced that an Annual General Meeting of Shareholders
(the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed./1/

     Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

     Please note that in accordance with and subject to the terms of Section
4.10 of the Deposit Agreement, upon the timely receipt from a Holder of American Depositary Shares as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Deposit Agreement, the Articles of Association and Memorandum of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by such Holder's American Depositary Shares, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from Holders of a majority of the American Depositary Shares for which instructions have been given to the Depositary, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions received from the Holders giving instructions.

     Please further note that, in accordance with and subject to the terms of
Section 4.10 of the Deposit Agreement, the Custodian may demand a poll upon receipt of instructions by a Holder or Holders holding: (a) at least 10% of the total Shares (represented by such Holder(s) American Depositary Shares) entitled to vote on a resolution; or (b) Shares (represented by such Holder(s)' American Depositary Shares) with an aggregate paid up capital of at least Rs. 50,000.

     Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

     If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.--ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

                                       Citibank, N.A., as Depositary


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1     As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Republic of India and the Memorandum of Association and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.
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                                     [logo]

                             Satyam Infoway Limited
                              Maanasarovar Towers
                                271-A Anna Salai
                           Teynampet, Chennai 600 018
                                     India

                                                                  April 19, 2000

To the holders of our American Depositary Shares:

On behalf of your board of directors and your management, I cordially invite you to attend our fourth annual general meeting of stockholders. It will be held on Monday, May 22, 2000, beginning at 11:00 a.m., at our registered office located at II Floor, Mayfair Centre, S.P. Road, Secunderabad - 500 003.

At the annual general meeting, you will be asked to consider and approve ordinary business matters, including the adoption of the Company's audited balance sheet, Profit and Loss Account, the Auditors Report and Directors Report for the fiscal year ended March 31, 2000, as well as the appointment of directors and accountants.

In addition to ordinary business matters, you will be asked to consider and approve two special business matters. First, we are seeking your approval to issue up to one million Equity Shares in possible financing and acquisition transactions.

In addition, you will be asked to consider and approve the allocation of 50,000 Equity Shares for the employees of our parent company, Satyam Computer Services Limited.

Our board of directors recommends that you approve each of these resolutions.

You are urged to read carefully the accompanying Notice of Annual General Meeting and Explanatory Statement Pursuant to Section 173(2) of the Companies Act, 1956 for additional information regarding the annual general meeting and the resolutions proposed.

The Board of Directors has fixed the close of business on April 19, 2000 as the record date for the determination of stockholders entitled to notice of and to vote at the annual general meeting. All stockholders are cordially invited to attend the annual general meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the depositary regarding the voting of the equity shares underlying your ADRs.

                                    Yours very truly,


                                    R. Ramaraj

                                    Managing Director